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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)


                     SUPERIOR INDUSTRIES INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, $.50 par value per share
                         (Title of Class of Securities)

                                    868168105
                                 (CUSIP Number)

                                                       With a copy to:
               Louis L. Borick                        Alvin Segel, Esq.
   Superior Industries International, Inc.           Irell & Manella LLP
             7800 Woodley Avenue             1800 Avenue of the Stars, Suite 900
             Van Nuys, CA 91406                     Los Angeles, CA 90067
             Tel: (818) 781-4973                     Tel: (310) 277-1010
             Fax: (818) 780-3500                     Fax: (310) 203-7199


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 1997
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             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.  868168105                                           Page 2 of 5 Pages

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        LOUIS L. BORICK
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
        NOT APPLICABLE                                                 (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
        NOT APPLICABLE
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
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                      7   SOLE VOTING POWER: 4,570,250 SHARES (INCLUDING VESTED
                          OPTIONS TO PURCHASE 750,000 SHARES)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER: 4,570,250 SHARES (INCLUDING
     REPORTING              VESTED OPTIONS TO PURCHASE 750,000 SHARES)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,570,250 SHARES (INCLUDING VESTED OPTIONS TO PURCHASE 750,000 SHARES)
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        16.4%
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  14  TYPE OF REPORTING PERSON*
        IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                            Page 3 of 5 Pages
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ITEM 1.        SECURITY AND ISSUER.

               The class of securities to which this statement relates is the common stock, par value $.50 per share (the "Stock"), of Superior Industries International, Inc., a California corporation ("Superior"), whose address is 7800 Woodley Avenue, Van Nuys, California 91406.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed by Louis L. Borick, whose address is 7800 Woodley Avenue, Van Nuys, California 91406

               Mr. Louis L. Borick, whose address is 7800 Woodley Avenue, Van Nuys, California 91406, is presently employed as President and Chairman of the Board of Superior Industries International, Inc., whose address is 7800 Woodley Avenue, Van Nuys, California 91406.

               Mr. Borick has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

               Mr. Borick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Mr. Borick is a citizen of the United States.


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                                                            Page 4 of 5 Pages
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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 4.        PURPOSE OF TRANSACTION.

               The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As previously disclosed in Superior's Proxy Statement, dated March 27, 1997, a Voting Trust Agreement (the "Trust"), established by Mr. Borick and Juanita A. Borick effective January 1, 1985 and with respect to which Mr. Borick held 4,978,570 shares of Stock as the sole voting trustee of the Trust, was scheduled to expire by its own terms on December 31, 1997. The Trust did so expire at such time. Accordingly, Mr. Borick no longer has voting or dispositive power over the shares of Stock covered by the Trust. As of April 16, 1998, there are 4,570,250 shares of Stock (including vested options to purchase 750,000 shares of Stock) beneficially owned by Mr. Borick with respect to which he has sole voting power, and 4,570,250 shares of Stock (including vested options to purchase 750,000 shares of Stock) beneficially owned by Mr. Borick with respect to which he has sole dispositive power, and no shares of Stock with respect to which he shares voting or dispositive power. Mr. Borick has not effected any transactions in shares of Stock in the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by Mr. Borick.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.


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                                                            Page 5 of 5 Pages
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                                    April 16, 1998
                                        ----------------------------------------
                                                          (Date)


                                                  /s/ Louis L. Borick
                                        ----------------------------------------
                                                     Louis L. Borick